
10011510


RECEIVED
APR 1 3 2010



accountable

relationship

trustworthy

Atlantic Bancshares, Inc.

2009 Annual Report

www.atlanticcommunitybank.com

Atlantic Bancshares, Inc.

One Sheridan Park Circle
Post Office Box 3077
Bluffton, South Carolina 29910

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholder:

We cordially invite you to attend the 2010 Annual Meeting of Shareholders of Atlantic Bancshares, Inc., the holding company for Atlantic Community Bank. At the meeting, we will report on our performance in 2009 and answer your questions. We look forward to discussing our plans with you. We hope you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on Friday, May 28, 2010 at 10:00 AM at the Community Center, Oscar Frazier Park, 77 Shults Road, Bluffton, South Carolina 29910, for the following purposes:

1. To elect our board of directors;

2. To ratify the appointment of Elliott Davis, LLC as our independent registered public accounting firm for fiscal year 2010; and

3. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on April 2, 2010, are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon, there also will be a report on our operations, and our directors and officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,



Brian J. Smith
Chairman of the Board of Directors

April 9, 2010
Bluffton, South Carolina

Atlantic Bancshares, Inc.

One Sheridan Park Circle
Post Office Box 3077
Bluffton, South Carolina 29910

Proxy Statement for the Annual Meeting of Shareholders to be held on May 28, 2010

Our board of directors is soliciting proxies for the 2010 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The board set April 2, 2010 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 1,403,147 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

When you sign the proxy card, you appoint Robert P. Trask and Brian J. Smith as your representatives at the meeting. Messrs. Trask and Smith will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors" and for the ratification of Elliott Davis LLC as our independent registered public accounting firm. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Trask and Smith will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting.

Abstentions. Abstentions do not count as votes in favor of or against a given matter. Because a director nominee for a given board seat requires a plurality of votes cast in order to be elected to that seat, abstentions will have no effect on the election of directors. Because the selection of Elliott Davis as our independent registered public accounting firm requires the affirmative vote of a majority of the votes present in person or represented by proxy at the meeting in order to be ratified, abstentions will have the practical effect of a vote against this proposal.

Broker Non-Votes. Generally, brokers who hold shares for the accounts of beneficial owners must vote these shares as directed by the beneficial owner. If, after the broker transmits proxy materials to the beneficial owner, no voting direction is given by the beneficial owner, the broker may vote the shares in his or her own discretion, if permitted to do so by the exchange or other organization of which the broker is a member. Proxies that contain a broker vote on one or more proposals but no vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote, with respect to a proposal for which the broker has no discretionary voting authority, does not count as a vote in favor of or against that particular proposal.

Based on the same reasoning that applies to abstentions as discussed above, broker non-votes will have no effect on the election of directors, but will have the practical effect of a vote against the ratification of Elliott Davis as our independent registered public accounting firm.

We are enclosing with this proxy statement a copy of our audited financial statements for the year ended December 31, 2009. In addition, our Annual Report on Form 10-K for the year ended December 31, 2009, and other SEC filings are available to the public on the SEC's website on the Internet at www.sec.gov. Upon written or oral request by any shareholder, we will deliver a copy of our Annual Report on Form 10-K. In addition, upon written or oral request, we will also promptly deliver a separate copy of this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 9, 2010.

Proposal No. 1

Election of Directors

Our board of directors will submit to the shareholders for their vote at the annual meeting a slate of directors comprising of eight nominees, all currently directors. Our directors are:

Our Board of Directors

Gary C. Davis	**Mark S. Simpson**	**Allen B. Ward**
Frederick Anthony Nimmer, III	**Brian J. Smith**	**Edgar L. Woods**
Robyn Josselson Shirley	**Robert P. Trask**	

In addition to those nominees proposed by the current board, a shareholder may propose nominees for our board of directors in accordance with the nomination process detailed in our bylaws. No shareholder nominations were received during the applicable notification period.

Shareholders will elect the nominees as directors at the meeting to serve a one-year term, expiring at the 2011 annual meeting of shareholders and upon the due election and qualification of their successors. The directors will be elected by a plurality of the votes cast at the meeting. This means that the nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect all of the nominees listed above as directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy to elect Messrs. Davis, Nimmer, Simpson, Smith, Trask, Ward, and Woods, and Ms. Shirley. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Trask and Smith will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. All nominees are original directors and are also organizers and directors of our subsidiary, Atlantic Community Bank.

The board unanimously recommends a vote FOR these nominees.

Gary C. Davis, 45, director, is owner and sales agent with the locally based Davis & Strother real estate sales firm. Prior to the position, Mr. Davis served in 2009 as Director of Sales with Tradition National, a residential community in Hardeeville. Prior to that position, Mr. Davis served in 2008 as broker-in-charge of Hilton Head Lakes, a residential community in Hardeeville. From 2003 - 2006 Mr. Davis served as broker-in-charge with Hampton Hall Realty, the real estate sales arm of the Hampton Hall planned unit residential development located in Bluffton, and as a sales executive for the same residential development from 2006-2007. Mr. Davis also worked for ten years with the health care manufacturer Johnson & Johnson, the last three as a district sales manager for the southeastern United States. Mr. Davis holds a South Carolina real estate brokers license. He is a native of Ridgeland in Jasper County, South Carolina and has been living in Bluffton since 1999. Mr. Davis received his bachelor's degree in business administration from Presbyterian College.

Frederick Anthony Nimmer, III, 49, director, is president of both Nimmer Turf + Tree Farm and Nimmer Equipment Rental Company, a position he has held since 1987. He also serves as vice president of Turfmasters, Inc., which specializes in the installation of sod. All of these businesses are based in Ridgeland in Jasper County, South Carolina. Mr. Nimmer earned a bachelors degree in finance from Clemson University. Mr. Nimmer formerly served on South Carolina Bank & Trust's Jasper County Advisory Board from January 1999 to October 2004. Mr. Nimmer is a native of Jasper County and has lived in Bluffton since 2001. He is also past president of the Jasper County Rotary Club.

Robyn Josselson Shirley, 43, director, has been practice manager for the Southeastern Oral and Maxillofacial Surgery Center, Inc., Bluffton, South Carolina since 1999. She earned a bachelors degree in sociology from Furman University. She also holds bachelors and masters degrees in occupational therapy from the Medical University of South Carolina. Mrs. Shirley holds a South Carolina license in occupational therapy. A native of Yemassee, South Carolina, she has lived in Bluffton since 2001 and formerly served on the board of directors of Heroes on Horseback.

Mark S. Simpson, 48, director, is an attorney and member of the South Carolina Bar. He has been in private practice with Jones, Patterson, Simpson & Newton, PA practicing in the fields of real estate and corporate law since 1987. Mr. Simpson earned undergraduate and law degrees from the University of South Carolina. Mr. Simpson has lived on Hilton Head Island since 1987. Mr. Simpson has served as chair and is currently serving as a board member of the United Way of Beaufort County.

Brian J. Smith, 37, served as chair of the organizing board and is the current chair of our board of directors. A native of Estill, South Carolina, Dr. Smith earned a Bachelors of Science from Clemson University. He then went on to earn his post-graduate degree from the Medical University of South Carolina's College of Dental Medicine. Upon completion of a General Practice residency program at Palmetto Richland Health Alliance in Columbia, South Carolina, Dr. Smith opened his private practice. He has been president and owner of Palmetto Dental Arts, PA since 1999.

Robert P. Trask, 47, has served as our president and chief executive officer since the Bank's opening in 2006. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 21 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. He earned a bachelor's degree in financial management from Clemson University and a master's degree in business administration from the University of South Carolina. Mr. Trask serves as Chair of the Technical College of the Lowcountry Foundation, Inc. Mr. Trask also serves as Chair of South Carolina Bankers Association's Community Bankers Council. Mr. Trask is a fellow of the Liberty Fellowship Class of 2009.

Allen B. Ward, 42, director, has been president of the Bluffton-based engineering firm of Ward Edwards Inc., which specializes in land surveying and multi-faceted engineering services, since 2000. Ward Edwards, Inc. also has offices in Savannah and Beaufort. He holds professional engineer licenses from multiple states, including South Carolina. Mr. Ward earned both his bachelors degree in civil engineering and masters degree in environmental systems engineering from Clemson University. Originally from Kingstree, South Carolina, he has lived in Bluffton since 1998 and Beaufort County since 1992. Mr. Ward currently serves as a member of the Board of Directors of the South Carolina Chamber of Commerce.

Edgar L. Woods, 49, director, has been president and owner of Palmetto Grain Brokerage LLC, which specializes in cash grain brokerage, futures/options trading and farm management, since 1985. He is also president of Performance Ag, LLC, a licensed South Carolina grain dealer/merchant, and is also a partner in the Agricultural Products Exchange, a feed ingredients trading company with offices in New York, Iowa, and South Carolina. He holds a Futures, Series 3 license from the National Futures Association. Mr. Woods earned his bachelors degree in agricultural mechanization and business from Clemson University. He is a native of Jasper County and has lived in Bluffton since 1990. Mr. Woods serves as chairman of the Palmetto Agribusiness Council and is past president of both the South Carolina Grain Dealers association and Southeastern Feed and Grain, a group of feed and grain dealers from four southeastern states.

Additional information is set forth below regarding other officers of our company and our bank:

Michelle M. Pennell, 43, is our chief financial officer and executive vice president. Ms. Pennell has been a resident of the low country area for over 17 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the bank in January 2006 and was promoted to her current position in May 2006. She served as the Vice President and Treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991 to 1998. In addition, Ms. Pennell has substantial experience in many levels of accounting and finance across the hotel/restaurant, retail and non-profit sectors. Ms. Pennell has participated in a variety of leadership positions in community organizations over the years. She is a graduate of Hilton Head Island/Bluffton chamber of Commerce Leadership Program.

Proposal No. 2

Ratification of Elliott Davis, LLC as our Independent Registered Public Accounting Firm for 2010

The Board of Directors recommends the ratification of the appointment of Elliott Davis, LLC as the independent registered public accounting firm for us and our subsidiaries for fiscal year 2010 and to audit and report to the shareholders upon our financial statements and internal controls as of and for the period ending December 31, 2010.

Representatives of Elliott Davis, LLC will be present at the Annual Meeting, and such representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions that the shareholders may have. Neither the firm nor any of its members has any relation with us except in the firm's capacity as auditors or as advisors. The appointment of auditors is approved annually by the Board of Directors. The decision of the Board is based on the recommendation of the Audit Committee.

Ratification requires the approval of holders of at least a majority of the shares present in person or by proxy at the meeting with respect to this matter. As a result, abstentions and broker non-votes will have the practical effect of a vote against this matter.

The board unanimously recommends a vote FOR the ratification of the appointment of Elliott Davis, LLC as independent auditors.

Atlantic Bancshares, Inc.

One Sheridan Park Circle
Post Office Box 3077
Bluffton, South Carolina 29910

Fellow Shareholders,

We are pleased to update you on the progress of your company, Atlantic Bancshares, Inc. and its subsidiary, Atlantic Community Bank ("ACB"). The directors, executive management and employees continue to focus upon the business fundamentals within our control. This disciplined approach has enabled us to effectively navigate the present challenging economic cycle and to emerge as a local market leader.

The rallying cry of "Capital is King" remains at the forefront for ACB and the banking industry in general. In 2009, your bank responded by raising approximately $2.9 million in added capital through a private placement offering and participation in the U.S. Treasury's Capital Purchase Program ("CPP"). ACB continues to be considered "Well-Capitalized" by exceeding current federal regulatory requirements, as set forth in the table below.

RATIO	Minimum Well Capitalized Level	As of December 31, 2009
Total Risk-Based	**10.00%**	**12.51%**
Tier 1 Risk-Based	**6.00%**	**11.26%**
Tier 1 Leverage	**5.00%**	**8.23%**

The firm foundation cultivated during our first fours years of operation has been fortified by these capital initiatives. As a result, we are able offer competitive loan and deposit products developed to expand existing relationships and to attract new consumer and business connections.

For the year ended December 31, 2009, net interest income increased $260,606, or 8.70%, to $3.3 million from $3 million for the year ended December 31, 2008. Our net interest spread and net interest margin were 3.25% and 3.63%, respectively, in 2009 compared to 2.82% and 3.38%, respectively, in 2008. Prudent asset and liability management and decreased funding costs chiefly produced these favorable results.

Your company reported a consolidated net loss of $2.9 million for the year ended December 31, 2009 after recognition of an income tax expense of $1.2 million for the year. In September 2009, management evaluated the likelihood of recognizing the Bank's deferred tax asset. Based upon the evidence supporting this asset, it was decided to record a full valuation allowance against the asset on the bank's books.

The provision for loan losses was $1.9 million in 2009, compared to $637,200 in 2008. We seek to maintain the allowance for loan losses at a level we believe is sufficient to cover known and inherent losses in the loan portfolio. We experienced increased loan charge-offs for the year ended December 31, 2009 driven mainly by losses on some collateral dependent real estate loans. Maintaining the overall credit quality of your bank's loan portfolio remains a tremendous challenge as our customers traverse the unprecedented difficult market conditions.

Thank you for your sustained confidence in Atlantic Bancshares, Inc. The directors and executive management believe ACB is proactively positioned for the current environment as well as for the eventual upturn in local and national economic activity. We look forward to visiting with you during the annual meeting.

Sincerely,





Brian J. Smith
Chairman of the Board of Directors

Robert P. Trask
President & Chief Executive Officer

One special item to note: This year, it is more important than ever for all shareholders to vote their shares, whether they hold the shares in their own name or in street name. There have been rule changes that impact how brokers can vote shares of publicly traded companies for shareholders for which the broker holds shares in "street name". Specifically, if shareholders hold shares in street name with their broker, brokers will not be allowed to vote on the election of directors without the direction of the shareholder for which the broker holds the shares. **Therefore, if your shares are held in street name by a broker, we strongly encourage you to contact your broker to ensure your shares are voted in a timely manner.**

Atlantic Bancshares, Inc.

Consolidated Financial Statements
and
Repaort of Independent Registered Public Accounting Firm

December 31, 2009 and 2008

Atlantic Bancshares, Inc.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Atlantic Bancshares, Inc.
Bluffton, South Carolina

We have audited the accompanying consolidated balance sheets of Atlantic Bancshares, Inc. and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Bancshares, Inc. and Subsidiary, at December 31, 2009 and 2008, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of Atlantic Bancshares, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2009 included in the accompanying Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 29, 2010

Elliott Davis LLC, 1901 Main Street Suite 1650, P.O. Box 2227, Columbia, SC 29202-2227
Phone: 803.256.0002 Fax: 803.254.4724 www.elliottdavis.com

Atlantic Bancshares, Inc.

Consolidated Balance Sheets

	December 31,	
	2009	2008
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 4,402,201	$ 577,915
Total cash and cash equivalents	4,402,201	577,915
Securities available for sale	12,775,503	16,388,747
Nonmarketable equity securities	1,003,600	891,200
Loans receivable	73,228,508	75,363,221
Less allowance for loan losses	(864,417)	(1,075,776)
Loans, net	72,364,091	74,287,445
Accrued interest receivable	317,257	319,048
Premises, furniture and equipment, net	985,960	1,177,974
Other assets	897,377	1,700,868
Total assets	**$ 92,745,989**	**$ 95,343,197**
Liabilities:		
Deposits:		
Noninterest bearing transaction accounts	$ 9,708,565	$ 5,739,451
Interest-bearing transaction accounts	2,767,108	3,023,016
Savings and money market	15,781,257	20,285,985
Time deposits $100,000 and over	19,962,912	20,195,037
Other time deposits	14,508,623	18,740,770
Total deposits	62,728,465	67,984,259
Advances from Federal Home Loan Bank	17,500,000	16,500,000
Federal funds purchased	-	236,500
Advances from Federal Reserve Bank	2,000,000	-
Accrued interest payable	212,107	290,791
Other liabilities	300,191	361,643
Total liabilities	82,740,763	85,373,193
Commitments and contingencies (Notes 13 and 16)		
Shareholders' equity:		
Preferred stock, no par value, 10,000,000 shares authorized;		
Series A, 2,000 shares issued and outstanding	1,878,008	-
Series B, $1,000 stated value; 98 shares issued and outstanding	106,992	-
Common stock, no par value, 10,000,000 shares authorized; 1,403,147 and 1,251,577 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	12,861,731	11,982,122
Capital surplus	385,432	271,806
Accumulated other comprehensive income	380,532	385,065
Deficit	(5,607,469)	(2,668,989)
Total shareholders' equity	10,005,226	9,970,004
Total liabilities and shareholders' equity	**$ 92,745,989**	**$ 95,343,197**

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Operations
For the years ended December 31, 2009 and 2008

	2009	2008
Interest income:		
Loans, including fees	$ 4,517,186	$ 4,847,642
Securities, available for sale, taxable	717,445	910,359
Nonmarketable equity securities	2,014	24,846
Federal funds sold	118	2,291
Interest bearing deposits with other banks	60	4,557
Total	5,236,823	5,789,695
Interest expense:		
Time deposits $100,000 and over	618,689	669,038
Other deposits	789,345	1,633,378
Other borrowings	571,862	490,958
Total	1,979,896	2,793,374
Net interest income	3,256,927	2,996,321
Provision for loan losses	1,958,300	637,200
Net interest income after provision for loan losses	1,298,627	2,359,121
Noninterest income:		
Service fees on deposit accounts	142,472	104,139
Residential mortgage origination fees	28,829	31,283
Other income	108,225	102,589
Total noninterest income	279,526	238,011
Noninterest expenses:		
Salaries and employee benefits	1,586,007	1,683,528
Net occupancy	418,311	338,251
Professional fees	187,816	186,844
Marketing	130,564	160,014
Furniture and equipment	151,670	220,191
Data processing and related costs	299,712	298,046
FDIC assessments	152,810	57,957
Other operating	344,246	392,921
Total noninterest expenses	3,271,136	3,337,752
Loss before income tax expense (benefit)	(1,692,983)	(740,620)
Income tax expense (benefit)	1,245,497	(251,794)
Net loss	**$ (2,938,480)**	**$ (488,826)**
Net accretion of preferred stock to redemption value	-	-
Preferred stock dividends accrued	-	-
Net loss available to common shareholders	**$ (2,938,480)**	**$ (488,826)**
Basic loss per common share	**$ (2.28)**	**$ (.39)**
Diluted loss per common share	**$ (2.28)**	**$ (.39)**
Average common shares outstanding	1,290,196	1,251,577

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2009 and 2008

	Common Stock		Preferred Stock		Additional Paid-in		Accumulated Other Comprehensive	Total Shareholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity (deficit)
Balance, December 31, 2007	1,251,577	$ 11,982,122	—	$ —	$ 159,781	$ (2,180,163)	$ 20,518	$ 9,982,258
Net loss	—	—	—	—	—	(488,826)	—	(488,826)
Other comprehensive loss, net of taxes of $187,796	—	—					364,547	364,547
Total comprehensive loss								(124,279)
Stock based compensation	—	—	—	—	112,025	—	—	112,025
Balance, December 31, 2008	**1,251,577**	**$ 11,982,122**	**—**	**$ —**	**$ 271,806**	**$ (2,668,989)**	**$ 385,065**	**$ 9,970,004**
Issue Series A preferred stock, net of offering costs of $15,000, at discount	—	—	2,000	1,878,008	—	—	—	1,878,008
Issue Series B preferred stock at a premium	—	—	98	106,992	—	—	—	106,992
Proceeds from issuance of common stock, net of offering costs of $29,811	151,573	879,627	—	—	—	—	—	879,627
Cash paid for fractional shares	(3)	(18)	—	—	—	—	—	(18)
Net loss	—	—	—	—	—	(2,938,480)	—	(2,938,480)
Other comprehensive income, net of taxes of $2,334	—	—	—	—	—	—	(4,533)	(4,533)
Total comprehensive loss								(2,943,013)
Stock based compensation	—	—	—	—	113,626	—	—	113,626
Balance, December 31, 2009	**1,403,147**	**$ 12,861,731**	**2,098**	**$ 1,985,000**	**$ 385,432**	**$ (5,607,469)**	**$ 380,532**	**$ 10,005,226**

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (2,938,480)	$ (488,826)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for loan losses	1,958,300	637,200
Gain on sale of repossessed assets	(600)	-
Write off of other real estate owned	41,100	29,287
Depreciation and amortization expense	196,815	195,418
Loss on sale of fixed assets	-	12,110
Accretion on securities available for sale	(51,547)	(100,627)
Stock-based compensation expense	113,626	112,025
Deferred income tax benefit	(537,866)	(251,795)
Deferred tax valuation allowance	1,783,363	-
Decrease in interest receivable	1,791	50,727
(Decrease) increase in interest payable	(78,684)	93,939
Increase in other assets	(391,606)	(45,312)
(Decrease) increase in other liabilities	(59,118)	33,974
Net cash provided by operating activities	37,094	278,120
Cash flows from investing activities:		
Net increase in loans receivable	(130,546)	(10,029,324)
Purchase of premises, furniture and equipment	(4,801)	(988,375)
Proceeds from sales of fixed assets	-	325
Proceeds from sales of repossessed assets	4,700	-
Purchase of securities available for sale	-	(8,436,871)
Repayments, maturities and calls of securities available for sale	3,657,924	6,300,210
Purchase of nonmarketable equity securities	(112,400)	(730,300)
Repayments of nonmarketable equity securities	-	157,500
Net cash provided (used) by investing activities	3,414,877	(13,726,835)
Cash flows from financing activities:		
Net (decrease) increase in demand deposits, interest-bearing savings accounts	(791,522)	2,830,694
Net (decrease) increase in certificate of deposit and other time	(4,464,272)	1,667,438
Net decrease in federal funds purchased	(236,500)	(3,601,700)
Net increase in advances from the Federal Reserve Bank	2,000,000	-
Net increase in Federal Home Loan Bank advances	1,000,000	11,500,000
Proceeds from issuance of preferred stock, net of stock issuance costs	1,985,000	-
Proceeds from issuance of common stock, net of stock issuance costs	879,609	-
Net cash provided by financing activities	372,315	12,396,432
Net increase (decrease) in cash and cash equivalents	3,824,286	(1,052,283)
Cash and cash equivalents, beginning of the period	577,915	1,630,198
Cash and cash equivalents, end of the period	**$ 4,402,201**	**$ 577,915**
Cash paid for:		
Interest	$ 2,058,580	$ 2,699,435
Income taxes	$ -	$ -
Supplemental disclosures of noncash activities:		
Other assets and real estate acquired in settlement of loans	$ 95,600	$ 582,427

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Atlantic Bancshares, Inc. (the Company) was incorporated to serve as a bank holding company for its subsidiary, Atlantic Community Bank (the Bank). Atlantic Community Bank commenced business on January 26, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the Beaufort County region of South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and income tax assets and liabilities. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management does use available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Beaufort County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company has a concentration of construction, land and land development loans which totaled $18,036,885 at December 31, 2009, representing 180% of total equity and 25% of net loans receivable. Within this loan category, the collateral, purpose and structure of the loans vary substantially. Historically, economic growth and a low interest rate environment have created opportunities for land acquisition and development activities in the Company's market area. During fiscal year 2008 and 2009, adverse changes in such factors slowed the absorption of developing projects and moderated market values of land and developed lots. Management continues to monitor this concentration of credit risk at this time and has considered this concentration in its evaluation of the allowance for loan losses. As of December 31, 2009, the Company identified four impaired loans totaling $725,644 related to this concentration. The Company experienced losses related to this identified risk totaling $334,915 and $22,729 during the years ended December 31, 2009 and 2008, respectively. Management is not aware of any other concentrations of loans to classes of borrowers or industries that would be similarly affected by these economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits with correspondent accounts and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Securities Available for Sale - Securities available for sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available for sale is determined by specific identification and is used in computing the gain or loss upon sale. Interest income is recognized when earned.

Nonmarketable Equity Securities - Nonmarketable equity securities consist of the cost of the Company's investment in the stock of Federal Home Loan Bank of Atlanta. This stock has no quoted market value and no ready market for it exists. The Company has determined it is not practicable to estimate the fair value of these investments and, accordingly, uses cost as fair value. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2009 and 2008, the Company's investment in Federal Home Loan Bank stock was $1,003,600 and $891,200, respectively. Dividends are recognized when paid by the Federal Home Loan Bank.

Loans Receivable - Loans are stated at their unpaid principal balance adjusted for unamortized premiums and unearned discounts and deferred loans fees and costs. Interest income is computed based upon the unpaid principal balance and is recorded in the period earned.

When serious doubt exists as to the collectability of a loan or when a loan becomes contractually 90 days past due as to principal or interest, recognition of interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the unpaid principal balance and accrued interest. When recognition of interest income is discontinued, interest earned but not collected since the last payment received is reversed.

Loans are charged off when the amount of loss is reasonably quantifiable and the loss is likely to occur. Interest payments received after a loan is placed in nonaccrual are applied as a principal reduction until such time as the loan is returned to accrual status. Generally, loans are returned to accrual status when the loan is brought current and the ultimate collectability of principal and interest is no longer in doubt. The amount of unrecognized interest income on nonaccrual loans at December 31, 2009 and 2008 is $91,703 and $56,324, respectively.

Impairment of a loan is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. A specific reserve, if deemed necessary, is set up for each impaired loan. Accrual of interest income on impaired loans is suspended when, in management's judgment, doubt exists as to the collectability of principal and interest. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. If amounts are received on impaired or restructured loans for which the accrual of interest has been discontinued, a determination is made as to whether payments received should be recorded as a reduction of the principal balance or as interest income depending on management's judgment as to the collectability of principal. The loan is returned to accrual status when, in management's judgment, the borrower has demonstrated the ability to make periodic interest and principal payments on a timely basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using a method approximating a level yield.

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, and prevailing economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

While management uses the best information available to make evaluations, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon examination.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 3 to 10 years and software of 1 year. Leasehold improvements are amortized over the lesser of the asset's useful life or the life of the lease. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Other Real Estate Owned – Other real estate owned includes real estate acquired through foreclosure and by deed in lieu of foreclosure. Other real estate owned is initially recorded at the lower of fair value less estimated selling costs or cost. Any write-downs at the dates of transfer are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expense.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carry forward.

The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon an audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain tax positions have been recorded.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred and are included in marketing expense in the accompanying consolidated statements of operations. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Loss Per Share - Basic loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period. Dilutive loss per share is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding. Potential common share equivalents consist of stock options and warrants determined using the treasury stock method and the average market price of the common stock. At December 31, 2009 and 2008, there were no dilutive stock options or warrants.

Stock-Based Compensation - Compensation expense is recognized in the consolidated statement of operations under the fair value provisions of the accounting literature. There were no stock option awards granted in 2009.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In calculating the compensation expense for stock options, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions was used for grants in 2008: dividend yield of 0 percent; expected volatility of 20.57% based on forecasted future volatility because there is limited historical data available; risk-free interest rates that range from 3.17% to 3.20% based on a risk free rate of return corresponding to the estimated life of the option; and expected life of 7.50 years using the "simplified method" because there is no historical data available. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

The Company's shareholder approved stock option plan provides for stock options to be granted primarily to directors, officers, and key employees. Options granted under the stock option plan may be incentive stock options or non-incentive stock options. Stock option awards are generally granted with an exercise price equal to, or in excess of, the market price of the Company's shares at the date of grant. Options vest ratably over a five-year period and expire after ten years from the date of grant. Stock option awards provide for accelerated vesting if there is a change in control, as defined in the stock option plan. The remaining shares of stock reserved under the option plan at December 31, 2009 amounted to approximately 158,002 shares.

The Company intends to issue authorized but previously unissued shares to satisfy option exercises.

Comprehensive Income – Accounting principles generally require that recognized income, expense, gains, and losses be recorded in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income..

Statement of Cash Flows – For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Off-Balance-Sheet Financial Instruments – In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which restructured generally accepted accounting principles ("GAAP") and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification ("ASC"). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered nonauthoritative.

The FASB issued new accounting guidance on accounting for transfers of financial assets in June 2009. The guidance limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor's continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is no longer applicable. The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the guidance to have any impact on the Company's financial statements.

Guidance was issued in June 2009 requiring a company to analyze whether its interest in a variable interest entity ("VIE") gives it a controlling financial interest that should be included in consolidated financial statements. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance, making it the primary beneficiary. Ongoing reassessments of whether a company is the primary beneficiary are also required by the standard.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

This guidance amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were previously available. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. The Company does not expect the guidance to have any impact on the Company's financial position.

An update was issued in October, 2009 to provide guidance requiring companies to allocate revenue in multi-element arrangements. Under this guidance, products or services (deliverables) must be accounted for separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the update to have an impact on its financial statements.

In October, 2009, updated guidance was issued to provide for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity's own shares should be measured at fair value in accordance with prior guidance and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendment also requires several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the amendment are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company has no plans to issue convertible debt and, therefore, does not expect the update to have an impact on its financial statements.

In January, 2010, guidance was issued to alleviate diversity in the accounting for distributions to shareholders that allow the shareholder to elect to receive their entire distribution in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Also in January, 2010, an amendment was issued to clarify the scope of subsidiaries for consolidation purposes. The amendment provides that the decrease in ownership guidance should apply to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity. The guidance does not apply to a decrease in ownership in transactions related to sales of in substance real estate or conveyances of oil and gas mineral rights. The update is effective for the interim or annual reporting periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties – In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications – Certain captions and amounts in the 2008 financial statements were reclassified to conform with the 2009 presentation, with no effect on net loss or equity.

NOTE 2 - CASH AND DUE FROM BANKS

At December 31, 2009 and 2008, the Company is not required to maintain cash balances with its correspondent banks to cover cash letter transactions.

NOTE 3- INVESTMENT SECURITIES

The amortized costs and fair value of investment securities available for sale are as follows for the years ended December 31:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 12,198,939	$ 576,564	$ -	$ 12,775,503
Total investment securities	**$ 12,198,939**	**$ 576,564**	**$ -**	**$ 12,775,503**

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 5,805,316	$ 583,431	$ -	$ 16,388,747
Total investment securities	**$ 5,805,316**	**$ 583,431**	**$ -**	**$ 16,388,747**

The amortized costs and fair values of investment securities available for sale at December 31, 2009 and 2008, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity schedule below. The maturities related to these mortgage-backed securities have been allocated based on their scheduled repayment terms. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations with or without call or prepayment penalties.

	2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after five through ten years	1,667,365	1,751,361	1,212,701	1,280,047
Due after ten years	10,531,574	11,024,142	14,592,615	15,108,700
Total investment securities	**$ 12,198,939**	**$ 12,775,503**	**$ 15,805,316**	**$ 16,388,747**

The Company sold no investment securities in 2009 or 2008. Accordingly, no gains or losses were recorded. At December 31, 2009 and 2008, securities with a market value of approximately $7,127,660 and $11,520,313, respectively, were specifically pledged as available collateral for various lines of credit and advance capacity with correspondent banks. Of the available and pledged investment securities, $5,990,122 and $3,727,924, respectively, were actually required as collateral for disbursed lines of credit and advances with correspondent banks as of December 31, 2009 and 2008. At December 31, 2008, securities with a market value of approximately $4,638,464 were pledged as collateral for public deposits in accordance with the collateral agreement. No securities were pledged as collateral for public deposits as of December 31, 2009.

The Company had no unrealized losses on investments as of December 31, 2009 and 2008. None of the Company's securities were considered impaired as of December 31, 2009 or 2008.

NOTE 4 - LOANS RECEIVABLE

The composition of net loans by major loan categories is as follows for the years ended December 31:

	2009	2008
Real estate:		
Mortgage	$ 50,105,621	$ 50,806,898
Construction, land and land development	18,036,885	17,995,142
Total real estate loans	68,142,506	68,802,040
Commercial and industrial	4,158,554	4,793,257
Consumer and other	779,170	984,411
Agriculture	174,104	850,000
Deferred origination fees, net	(25,826)	(66,487)
Gross loans receivable	73,228,508	75,363,221
Less allowance for loan losses	(864,417)	(1,075,776)
Loans receivable, net	**$ 72,364,091**	**$ 74,287,445**

The Company has pledged certain loans as collateral to secure its borrowings from the Federal Home Loan Bank of Atlanta. The total of loans pledged was $36,876,582 and $25,065,657 as of December 31, 2009 and 2008, respectively.

Nonaccrual loans totaled $1,337,119 and $1,639,002 at December 31, 2009 and 2008, respectively. For the years ended December 31, 2009 and 2008, interest income which would have been recorded would have been $91,703 and $56,324, respectively, had nonaccruing loans been current in accordance with their original terms. Additionally, as of December 31, 2009, the Bank had no loans ninety days or more past due and still accruing interest. As of December 31, 2008, the Bank had one loan totaling $31,363 which was ninety days or more past due and still accruing interest.

At December 31, 2009, the Bank had twenty-two loans to nineteen borrowers that were impaired totaling $2,922,462. Fifteen of these loans totaling $2,737,456 are secured by real estate, three loans totaling $42,745 are secured by automobiles, one loan totaling $54,846 is secured by business assets including accounts receivable, inventory, furniture, fixtures and equipment and three loans totaling $87,415 are unsecured. Nine of these impaired loans to eight borrowers were performing troubled debt restructured loans totaling $1,215,535 for which $49,647 in specific reserve has been set aside. Additionally, two non performing impaired loans to two borrowers were troubled debt restructured loans totaling $471,163 for which $55,000 has been specifically reserved

At December 31, 2008, the Bank had fifteen loans to eleven borrowers that were impaired totaling $2,462,246. Nine of these loans totaling $2,206,339 are secured by real estate, three loans totaling $45,607 are secured by automobiles, one loan totaling $172,640 is secured by business assets including accounts receivable, inventory, furniture, fixtures and equipment and two loans totaling $37,660 are unsecured. Three of these impaired loans to one borrower were performing troubled debt restructured loans totaling $414,369 for which no specific reserve has been set aside. There were no non performing impaired loans that were troubled debt restructured loans as of December 31, 2008.

Included in the allowance for loan losses at December 31, 2009 and December 31, 2008 was $138,942 and $456,667, respectively, of specific reserves related to impaired loans. The average recorded investment in impaired loans for the year ended December 31, 2009 and December 31, 2008 was $2,650,260 and $1,483,392, respectively. The Bank recognized interest income totaling $175,547 and $86,532 related to impaired loans during fiscal 2009 and 2008, respectively.

Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the Company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the Bank's capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2009 and 2008.

NOTE 4 - LOANS RECEIVABLE (continued)

The composition of gross loans by rate type is as follows for the years ended December 31:

	2009	2008
Variable rate loans	$ 27,863,364	$ 26,752,383
Fixed rate loans	45,390,970	48,677,325
Deferred origination fees, net	(25,826)	(66,487)
Gross loans	**$ 73,228,508**	**$ 75,363,221**

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating income and by recoveries of loans that were previously written-off. The allowance is decreased by the aggregate loan balances, if any, that were deemed uncollectible during the year.

Transactions in the allowance for loan losses for the years ended December 31 are summarized below:

	2009	2008
Balance, beginning of year	$ 1,075,776	$ 677,850
Provision charged to operations	1,958,300	637,200
Charge-offs	(2,206,511)	(239,412)
Recoveries	36,852	138
Balance, end of year	**$ 864,417**	**$ 1,075,776**

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows at December 31:

	2009	2008
Leasehold improvements	$ 1,041,832	$ 1,041,832
Furniture and equipment	662,016	657,214
Accumulated depreciation	(717,888)	(521,072)
Total property and equipment	**$ 985,960**	**$ 1,177,974**

Depreciation expense for the years ended December 31, 2009 and 2008 was $196,815 and $195,418, respectively.

NOTE 6 - DEPOSITS

At December 31, 2009 the scheduled maturities of certificates of deposit are as follows:

2010	$ 27,867,356
2011	5,111,800
2012	1,431,135
2013	6,244
2014	55,000
	$ 34,471,535

Included in the maturity schedule is $5,424,000 of brokered deposits with a weighted average interest rate at December 31, 2009 of 3.39%.

NOTE 6 - DEPOSITS (continued)

Included in the maturity schedule is $2,771,528 of Certificate of Deposit Account Registry Service ("CDARS") deposits with a weighted average interest rate of December 31, 2009 of .79%. There is one six month reciprocal CDARS deposit totaling $255,340 scheduled to mature on February 18, 2010 at 1.69%.

Also included in the maturity schedule is $2,478,794 of internet deposits raised through the Bank's subscription to Qwickrate. These deposits have a maturity ranging from 12 to 36 months and a weighted average rate of 1.89%.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

As of December 31, 2009 and 2008, the Bank had advances from the Federal Home Loan Bank of Atlanta in the amount of $17,500,000 and $16,500,000, respectively. Federal Home Loan Bank advances are collateralized by pledged Federal Home Loan Bank stock, certain commercial and residential loans, including home equity lines of credit and by a portion of our investment portfolio. The $5,000,000 advance whose scheduled maturity is November 29, 2017 pays interest quarterly and contains conversion options. The remaining advances have fixed interest rates, bullet maturities, pay interest monthly and do not have conversion options. All Federal Home Loan Bank advances are subject to prepayment penalties.

Federal Home Loan Bank advances as of December 31:

Maturity	Rate	2009	2008
11/30/2009	3.3400%	-	1,000,000
01/25/2010	1.1400%	2,000,000	-
03/12/2010	2.6400%	5,000,000	5,000,000
05/28/2010	3.5800%	1,000,000	1,000,000
05/31/2011	3.9300%	1,000,000	1,000,000
07/11/2011	3.6675%	1,000,000	1,000,000
07/10/2012	3.8990%	1,000,000	1,000,000
09/12/2012	3.7000%	750,000	750,000
09/12/2013	3.8500%	750,000	750,000
11/29/2017	3.4840%	5,000,000	5,000,000
Total advances from Federal Home Loan Bank		**$ 17,500,000**	**$ 16,500,000**

NOTE 8 - ADVANCES FROM THE FEDERAL RESERVE BANK

As of December 31, 2009, the Bank had two short term, maturities of 28 days or less, advances from the Federal Reserve Bank in the amount of $2,000,000. These advances are collateralized by lot loans. The rate on the advances from the Federal Reserve Bank Discount Window is the Federal Reserve Discount Window rate. Advances from the Federal Reserve Bank Discount Window are not subject to prepayment penalties. The Bank's discount window borrowing capacity, based upon lendable collateral, totaled $8,481,400 and $6,903,991 as of December 31, 2009 and December 31, 2008, respectively. Certain lot loans and a portion of the investment portfolio comprise the lendable collateral available for Federal Reserve Bank advances for the year ended December 31, 2009. As of December 31, 2008, the Bank's lendable collateral included certain lot loans only. There were no Federal Reserve Bank advances outstanding as of December 31, 2008.

Federal Reserve Bank advances as of December 31:

Maturity	Rate	2009	2008
01/27/2010	.50%	1,000,000	-
01/28/2010	.50%	1,000,000	-
Total advances from Federal Reserve Bank		**$ 2,000,000**	**$ -**

NOTE 9 - STOCK COMPENSATION PLAN

Under the terms of the original employment agreements with the Company's Chief Executive Officer ("CEO"), Chief Credit Officer ("CCO"), Chief Operating Officer ("COO") and the Company's Chief Financial Officer ("CFO"), stock options were granted to each as part of their compensation and benefits package. Under these agreements, the CEO was granted options to purchase common stock equal to 2% of the shares sold in the initial offering or 25,031 options. The CCO and the COO were granted options to purchase common stock equal to 1% of the shares sold in the initial offering or 12,516 options to each. The CFO was granted 10,000 stock options. These options vest over a five year period. The options have an exercise price of $10 per share and terminate ten years after the date of grant.

The Company has also granted a total of 49,250 stock options to its employees. These options vest over a five year period. Years will be measured from the grant dates. There were no stock options granted, exercised or forfeited in 2009. Of the total employee stock options issued, 23,500 were granted in 2008. The outstanding options have an exercise price of $8.85 to $11 per share and terminate ten years after the date of grant. The weighted average grant date fair value was $8.85 per share in 2008. No options have been exercised. Of the total employee stock options issued, 17,000 have been forfeited including 1,000 forfeited in 2008. As of December 31, 2009 there was $102,001 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plan. That cost is expected to be recognized over a weighted average period of 2.01 years. The total fair value of the shares vested during the years ended December 31, 2009 and 2008 was $62,657 and $60,916, respectively.

A summary of the status of the Company's stock options as of December 31, and changes during the year are presented below:

	2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1,	92,313	$ 9.78	69,813	$ 10.11
Granted	-	-	23,500	8.85
Exercised	-	-	-	-
Forfeited	-	-	(1,000)	11.00
Expired	-	-	-	-
Outstanding at December 31,	**92,313**	**$ 9.78**	**92,313**	**$ 9.78**

At December 31, 2009 and 2008, 44,638 and 26,175 of these options were exercisable.

The following table summarizes information about the stock options outstanding under the Company's stock option plan at December 31, 2009:

	Outstanding	Exercisable
Number of options	92,313	44,638
Weighted average remaining life	7.00 years	6.74 years
Weighted average exercise price	$ 9.78	$ 9.94
High exercise price	$ 11.00	$ 11.00
Low exercise price	$ 8.85	$ 8.85
Aggregate intrinsic value	$ 0.00	$ 0.00

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2009	66,138	3.15
Granted	-	-
Vested	(18,463)	3.19
Forfeited	-	-
Nonvested at December 31, 2009	**47,675**	**3.14**

NOTE 10 - STOCK WARRANTS

The organizers of the Company received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. A total of 80,000 warrants were granted in 2006. The warrants vest over a five year period. All unexercised organizer warrants expire on the tenth anniversary of the opening date of the Bank, subject to earlier termination in certain circumstances pursuant to individual stock warrant agreements. There were no warrants granted, exercised or forfeited in 2009 or 2008.

At December 31, 2009 and 2008, 48,000 and 32,000 warrants were exercisable, respectively.

NOTE 11 - INCOME TAXES

Income tax benefit for the years ended December 31, is summarized as follows:

	2009	2008
Current portion		
Federal	$ -	$ -
State	-	-
Total current	-	-
Deferred income tax provision (benefit)	1,243,163	(63,998)
Income tax expense (benefit)	1,243,163	(63,998)
Income tax expense (benefit) is allocated as follows:		
To continuing operations	1,245,497	(251,794)
To shareholders' equity	(2,334)	187,796
Income tax expense (benefit)	**$ 1,243,163**	**$ (63,998)**

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	2009	2008
Deferred tax assets:		
Allowance for loan losses	$ 56,518	$ 299,802
Net operating loss carryforward	1,546,508	790,164
Organizational and start-up costs	182,163	198,734
Accumulated depreciation	-	-
Other	55,994	56,207
New jobs tax credit carryforwards	85,800	57,750
Gross deferred tax assets	1,926,983	1,402,657
Valuation allowance	1,788,548	-
Total deferred tax assets	138,435	1,402,657
Deferred tax liabilities:		
Accumulated depreciation	999	21,520
Unrealized gain on securities available for sale	196,032	198,366
Net capitalized loan costs and fees	22,888	12,909
Prepaid expenses	24,367	32,550
Total deferred tax liabilities	244,286	265,345
Net deferred tax (liabilities) assets	**$ (105,851)**	**$ 1,137,312**

NOTE 11 - INCOME TAXES (continued)

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. During the year ended December 31, 2009, management has recorded a partial valuation allowance in the amount of $1,788,548 associated with deferred tax assets from continuing operations. The decision was made to record the valuation allowance in consideration of the lack of an established earnings history. Based on management's projections, the remaining net deferred tax asset will be recognized.

The Company has a net operating loss for Federal income tax purposes of $4,523,614 as of December 31, 2009. This net operating loss begins to expire in the year 2026.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2009 and 2008 to income before income taxes follows:

		2009		2008
Tax benefit at a statutory rate	$	(575,614)	$	(251,811)
Stock-based compensation		38,633		38,089
Other		(6,070)		(38,072)
Valuation allowance		1,788,548		-
Income tax expense (benefit)	**$**	**1,245,497**	**$**	**(251,794)**

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions. The Company's policy is to classify any interest or penalties recognized as interest expense or noninterest expense, respectively. Years ended December 31, 2006 through December 31, 2008 remain open for audit for all major jurisdictions.

NOTE 12 - BENEFIT PLAN

Effective October 9, 2009, the Company suspended its matching contribution for a defined contribution plan established during fiscal 2007. The plan covers substantially all employees. Prior to October 9, 2009, the Company had contributed a matching contribution of 100% of employee salary deferral contributions up to 3% of salary, plus 50% of employee salary deferral contributions from 3% to 5% of salary for the plan year.

Matching contribution expense was $34,802 and $49,762 for fiscal 2009 and 2008, respectively.

NOTE 13 - LEASES

The Company has entered into various lease agreements which are more fully described below.

On January 1, 2007, the Company opened a loan production office on Hilton Head Island, South Carolina. This location was converted to a full-service branch on October 26, 2007. The leased facility was sold in August 2007 to a limited liability corporation owned primarily by directors of the Company. The Company entered into a new lease agreement beginning August 1, 2007 for a minimum of ten years. The lease agreement provides for two ten year renewal terms. Monthly rental expense for the first two years of the lease is $2,000. At the end of the second year of the initial term, and at the end of each subsequent two year period and of any renewal term of this lease, the base rent may be adjusted according to the provisions in the lease. There were no adjustments to monthly rental expense for the year ended December 31, 2009.

The Company has assumed liability for a lease agreement for an automobile. The lease terms call for monthly payments of $400. On January 3, 2008, this lease was extended for an additional year with the same lease payment, terms and conditions contained in the original agreement. On August 21, 2008, the Company exchanged the leased automobile and entered into a new lease agreement on the new automobile. The lease terms call for monthly payments of $400 and expire on August 20, 2011.

NOTE 13 - LEASES (continued)

The Bank entered into a lease agreement on February 5, 2008 for a minimum term of fifteen years, ending on December 31, 2022. The lease agreement provides for two five year renewal terms. Monthly rental expense for the first year of the lease is $9,572. At the end of the first year of the initial term, and at the end of each subsequent year, the base rent will be adjusted according to the provisions in the lease. A Commercial Lease Addendum was signed on March 25, 2008 which adjusted the monthly rental expense for the first year of the lease to $8,993. The Addendum also adjusted the monthly base rent due after the first year for the duration of the lease. This space consolidated the existing main branch location and the Operations Department in July 2008.

Rental expense for the year ending December 31, 2009 totaled $238,501. Rental expense for the year ending December 31, 2008 totaled $220,934.

Under these assumptions, minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year for each of the next five years in the aggregate are:

2010	$	189,897
2011	$	144,979
2012	$	145,454
2013	$	149,097
2014	$	152,856

NOTE 14 - SHAREHOLDERS' EQUITY

Common Stock. During the third quarter of 2009, the Company commenced a private placement offering of shares of common stock to certain accredited investors, including members of our board of directors. In the offering, which concluded on October 19, 2009, the Company sold 151,570 shares of common stock and received gross proceeds of $909,420, which will be used to support the growth of the Company. The private placement offering was exempt from registration pursuant to Section 4(2) of the Securities Act and the regulations promulgated thereunder. No sales commissions were paid in the offering and costs associated with the offering totaling $29,811 were netted against the proceeds.

Preferred Stock. The United States Department of the Treasury's Capital Purchase Program ("Capital Purchase Program"), implemented as part of the Emergency Economic Stabilization Act's ("EESA") Troubled Asset Relief Program ("TARP") afforded viable financial institutions the opportunity to fortify their capital positions by selling preferred shares to the Treasury. The Company was approved on November 25, 2009 to participate in the Capital Purchase Program, and on December 29, 2009, the Company entered into a Capital Purchase Program Purchase Agreement with the Treasury. Under the Purchase Agreement, the Company sold to the Treasury 2,000 shares of its newly designated Series A Preferred shares, liquidation preference $1,000 per share, and a warrant to purchase approximately 98 shares of the Company's newly designated Series B Preferred shares, liquidation preference $1,000 per share, for $2,000,000. The Treasury immediately exercised the warrant for nominal consideration, resulting in the Company issuing to the Treasury the 98 shares of the Series B Preferred shares underlying the warrant. The proceeds from this transaction qualify as Tier 1 capital under the regulatory capital guidelines.

The Company's total cost to redeem the Series A Preferred shares will be equal to the aggregate liquidation preference of the Series A Preferred shares, $2,000,000, plus any accrued and unpaid dividends. The Company's total cost to redeem the Series B Preferred shares will be equal to the aggregate liquidation preference of the Series B Preferred shares, $98,000, plus any accrued and unpaid dividends.

The Series A and Series B Preferred shares are senior to shares of our common stock with respect to dividends and liquidation preference. Under the terms of the Series A Preferred shares, the Company is obligated to pay a 5% per annum cumulative dividend on the liquidation preference of the preferred shares until December 29, 2014 and thereafter at a rate of 9% per annum. As long as shares of the Series A and Series B Preferred shares remain outstanding, the Company may not pay dividends to its common shareholders unless all accrued and unpaid dividends on the preferred shares have been paid in full. In addition, the Company may not repurchase or redeem, without the Treasury's prior approval, any shares of its common stock or other securities that are junior to the Series A and Series B Preferred shares.

NOTE 14 - SHAREHOLDERS' EQUITY (continued)

Unless the Company redeems all of the Series A and Series B Preferred shares, or the Treasury has transferred all of the Series A and Series B Preferred shares to unaffiliated third parties, the following restrictions apply:

- Prior to December 29, 2012, the consent of the Treasury will be required, among other things, prior to the Company increasing the amount of dividends paid on our common stock.
- After December 29, 2012 and thereafter until December 29, 2019, the consent of the Treasury will be required, among other things, prior to the Company increasing in the aggregate common stock dividends per share greater than 3% per annum.
- After December 29, 2019, the consent of Treasury will be required, among other things, prior to the Company paying any dividends on common stock.

If dividends on the preferred shares are not paid in full for six dividend periods, whether or not consecutive, the Treasury will have the right to elect two directors to our Board of Directors until all unpaid cumulative dividends are paid in full.

The Company may redeem in whole or in parts representing not less than 25% of the original total liquidation preference, the Series A Preferred shares at any time upon the receipt of regulatory approval.

The terms of the Series B Preferred shares are identical to those described above for the Series A Preferred shares except that (i) the dividend rate on the Series B is 9% per annum and (ii) the Series B Preferred shares may not be redeemed unless all of the Series A Preferred shares has been redeemed.

NOTE 15 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. As of December 31, 2009, the Company had related party loans totaling $2,566,508. Advances made totaled $415,154 and repayments totaled $575,700 during the year ended December 31, 2009. The Company had related party loans totaling $2,727,054 as of December 31, 2008. Advances made totaled $3,855,629 and repayments totaled $3,822,702 during the year ended December 31, 2008, respectively.

Deposits by directors, including their affiliates and executive officers, at December 31, 2009 and 2008 were $10,274,103 and $7,839,413, respectively.

One of the leases described in Note 13 is with a limited liability corporation that is owned primarily by the directors of the Company. The expense associated with this lease totaled $36,839 and $36,439 for the years ended December 31, 2009 and 2008, respectively.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 17 - LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Due to the net loss, there were no dilutive common share equivalents outstanding during 2009 or 2008; therefore, basic loss per share and diluted earnings per share were the same.

	2009	2008
Net loss per share – basic computation:		
Net loss to common shareholders	$ (2,938,480)	$ (488,826)
Average common shares outstanding –	1,290,196	1,251,577
Basic loss per share	$ (2.28)	$ (.39)

NOTE 18 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2009 and 2008, the Bank exceeded its minimum regulatory capital ratios, as well as the ratios to be considered "well-capitalized".

As of the most recent regulatory examination, the Bank was deemed well-capitalized under the regulatory framework for prompt corrective action. To be categorized well-capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Bank's categories.

NOTE 18 - REGULATORY MATTERS (continued)

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2009 and 2008:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)						
As of December 31, 2009						
Total Capital (to risk weighted	$ 8,301	12.51%	$ 5,308	8.0%	$ 6,635	10.0%
Tier 1 Capital (to risk weighted	7,471	11.26%	2,654	4.0%	3,981	6.0 %
Tier 1 Capital (to average assets)	7,471	8.23%	3,633	4.0%	4,541	5.0 %
As of December 31, 2008						
Total Capital (to risk weighted	$ 8,972	12.88%	$ 5,572	8.0%	$ 6,965	10.0%
Tier 1 Capital (to risk weighted	8,099	11.63%	2,786	4.0%	4,179	6.0 %
Tier 1 Capital (to average assets)	8,099	8.61%	3,765	4.0%	4,706	5.0 %

NOTE 19 - LINES OF CREDIT

As of December 31, 2009, the Bank had unsecured lines of credit to purchase federal funds from unrelated banks totaling $3,770,000. As of December 31, 2009, there was no balance outstanding on any line of credit. The lenders have reserved the right to withdraw the unsecured lines at their option. These lines of credit are available on various structures for general corporate purposes.

At December 31, 2009, the Bank had remaining available credit from the Federal Home Loan Bank totaling $923,728 based upon existing pledged investment and loan collateral. At December 31, 2009, an additional $5,310,000 of credit was also available to the Bank upon the receipt of additional collateral pledged to the Federal Home Loan Bank.

As of December 31, 2009, the Bank had $8,481,400 of total lendable collateral available for short-term advances at the Discount Window. Lot loans totaling $10,895,997 were pledged to Federal Reserve Bank of Richmond which produced lendable collateral value totaling $2,941,919 and $5,462,188 of securities was in safekeeping at the Federal Reserve Bank of Richmond which produced lendable collateral value totaling $5,539,481. For advances with maturities of 28 days or less, the total lendable collateral value was available to the Bank. Seventy-five percent of the Bank's lendable collateral value was available for advances with maturities from 29 to 90 days. The rate on the advances from the Discount Window is the Federal Reserve Discount Window rate. Advances from the Federal Reserve Discount Window are not subject to prepayment penalties. As of December 31, 2009, there were short-term advances totaling $2,000,000 from the Federal Reserve Bank of Richmond.

NOTE 20 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to shareholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the SCBFI.

Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company is also restricted as discussed in Note 4.

NOTE 21 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Bank's off-balance-sheet financial instruments whose contract amounts represent credit risk at December 31:

	2009	2008
Commitments to extend credit	$ 9,794,393	$ 11,500,006
Commercial letters of credit	212,073	360,073
	$ 10,006,466	**$ 11,860,079**

NOTE 22 FAIR VALUE ASSUMPTIONS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Securities Available for Sale - Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Nonmarketable Equity Securities - The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - Loans receivable are not recorded at fair value on a recurring basis. However, form time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management will measure impairment.

NOTE 22 FAIR VALUE ASSUMPTIONS OF FINANCIAL INSTRUMENTS

(continued)

The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, its liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments of collateral exceed the recorded investment in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of collateral. Impaired loans where an allowance is established based on the fair value of the collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, management records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, management records the impaired loan as nonrecurring Level 3.

Foreclosed Assets - Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon individual market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, management records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, management records the foreclosed asset as nonrecurring Level 3.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from Federal Home Loan Bank - The fair value of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the Federal Home Loan Bank. The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.

Federal Funds Purchased - Federal funds purchased are for a term of one day, and the carrying amount approximates the fair value.

Advances from the Federal Reserve Bank – Federal Reserve Bank advances are for a term of up to 28 days, and the carrying amount approximates the fair value.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - The carrying amount for loan commitments and standby letters of credit which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 4,402,201	$ 4,402,201	$ 577,915	$ 577,915
Securities available for sale	12,775,503	12,775,503	16,388,747	16,388,747
Nonmarketable equity securities	1,003,600	1,003,600	891,200	891,200
Loans receivable	73,228,508	73,651,000	75,363,221	74,841,000
Accrued interest receivable	317,257	317,257	319,048	319,048
Financial Liabilities:				
Demand deposits, interest-bearing transaction and savings accounts	28,256,930	28,256,930	29,048,452	29,048,452
Time deposits	34,471,535	34,874,000	38,935,807	39,448,000
Advances from Federal Home Loan Bank	17,500,000	17,880,000	16,500,000	17,365,000
Federal funds purchased	-	-	236,500	236,500
Advances from the Federal Reserve Bank	2,000,000	2,000,000	-	-
Accrued interest payable	212,107	212,107	290,791	290,791
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Commitments to extend credit	$ 9,794,393	$ -	$ 11,500,006	$ -
Standby letters of credit	212,073	-	360,073	-

Generally accepted accounting principles provide a framework for measuring and disclosing fair value. Required disclosures include the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition and whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

Generally accepted accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. They also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2009 are as follows:

	Quoted Market Price in active markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for Sale Securities	$ -	$ 12,775,503	$ -
Total	$ -	$ 12,775,503	$ -

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Foreclosed assets acquired in the settlement of loans are carried at the lower of cost of carrying value or fair value on a nonrecurring basis. The fair value is dependent primarily upon independent appraisals, which the Company considers level 2 inputs. The aggregate carrying amount of repossessed assets acquired in the settlement of loans was $212,400 and $162,000 at December 31, 2009 and 2008, respectively.

The Company is predominantly a cash flow lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired loans was $2,922,462 and $2,462,246 at December 31, 2009 and 2008, respectively.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs at December 31, 2009 and 2008.

NOTE 24 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Atlantic Bancshares, Inc. (parent company only):

Condensed Balance Sheets
December 31, 2009 and 2008

	December 31,	
	2009	2008
Assets:		
Cash and cash equivalents	$ 2,084,167	$ 348,985
Other assets	90,181	108,411
Investment in subsidiary	7,850,478	9,512,608
Total assets	**$ 10,024,826**	**$ 9,970,004**
Liabilities and Shareholders' Equity		
Other liabilities	19,600	-
Shareholders' equity	10,005,226	9,970,004
Total liabilities and shareholders' equity	**$ 10,024,826**	**$ 9,970,004**

Condensed Statements of Operations
For the years ended December 31, 2009 and 2008

	2009	2008
Salaries and benefits	$ 113,626	$ 112,025
Other expense	99,027	45,145
Total expense	212,653	157,170
Loss before income tax expense (benefit) and equity in undistributed net loss of subsidiary	(212,653)	(157,170)
Income tax expense (benefit)	18,229	(53,421)
Equity in undistributed net loss of subsidiary	(2,707,598)	(385,077)
Net loss	**$ (2,938,480)**	**$ (488,826)**

NOTE 24 - PARENT COMPANY FINANCIAL INFORMATION (continued)

Condensed Statements of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008
Operating activities		
Net loss	$ (2,938,480)	$ (488,826)
Adjustments to reconcile net loss to net cash used by operating activities:		
Equity in undistributed net loss of subsidiary	2,707,598	385,077
Stock based compensation expense	113,626	112,025
Decrease (increase) in other assets	18,229	(53,421)
Increase in other liabilities	19,600	-
Net cash used by operating activities	(79,427)	(45,145)
Investing activities		
Investment in subsidiary	(1,050,000)	-
Net cash used by investing activities	(1,050,000)	-
Financing activities		
Proceeds from issuance of preferred stock, net of issuance costs	1,985,000	-
Proceeds from issuance of common stock, net of issuance costs	879,609	-
Net cash provided by financing activities	2,864,609	-
Net increase (decrease) in cash and cash equivalents	1,735,182	(45,145)
Cash and cash equivalents, beginning of year	348,985	394,130
Cash and cash equivalents, end of year	**$ 2,084,167**	**$ 348,985**

NOTE 25 - SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were issued and no subsequent events have occurred requiring accrual or disclosure.

Atlantic Bancshares, Inc.

Corporate Data

ANNUAL MEETING:

The Annual Meeting of Shareholders of Atlantic Bancshares, Inc. will be held on May 28, 2010 at 10:00 AM at the Community Center, Oscar Frazier Park, 77 Shults Road, Bluffton, South Carolina 29910.

CORPORATE OFFICE:

One Sheridan Park Circle
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

CORPORATE COUNSEL:

Bryan Cave, LLP
1201 West Peachtree St. NW, Suite 1400
Atlanta, GA 30309-3488
www.bryancave.com

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, South Carolina 29202
www.elliottdavis.com

STOCK TRANSFER AGENT:

First Shareholder Services
4300 Six Forks Road
Raleigh, North Carolina 27609
www.firstshareholderservices.com

STOCK INFORMATION:

Our common stock is listed on the OTC Bulletin Board under the symbol "ATBA." As of March 1, 2010, there were 406 shareholders of record.

Our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from Atlantic Community Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to us in the form of cash dividends. All of the Bank's dividends to us are payable only from the undivided profits of the Bank.

LOCATIONS:

Sheridan Park Branch
One Sheridan Park Circle
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

mailing: (all locations)
Post Office Box 3077
Bluffton, South Carolina 29910

Hilton Head Island Branch
One Corpus Christi Place, Suite 108
Hilton Head Island, South Carolina 29928
Phone: 843.785.3400
Fax: 843.785.3350


Online:
www.atlanticcommunitybank.com


Telephone Banking
877.ACB.2472

Atlantic Bancshares, Inc.
Board of Directors

Brian J. Smith, DMD
Chairman
Owner, Palmetto Dental Arts, PA

Edgar L. Woods
Vice Chairman
Owner, Palmetto Grain Brokerage, LLC

Gary C. Davis
Owner & Sales Agent, Davis & Strother Real Estate Firm

Frederick Anthony Nimmer, III
President, Nimmer Turf + Tree Farm & Nimmer Equipment Rental Company

Robyn Josselson Shirley
Practice Manager, Southeastern Oral & Maxillofacial Surgery Center, Inc.

Mark S. Simpson
Attorney, Jones, Simpson & Newton, PA

Robert P. Trask
President & Chief Executive Officer
Atlantic Bancshares, Inc., Atlantic Community Bank

Allen B. Ward
President, Ward Edwards, Inc.



Atlantic Bancshares, Inc.

Executive Officers

Robert P. Trask
President & Chief Executive Officer



Robert P. Trask, 47, has served as our president and chief executive officer since the Bank's opening in 2006. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 21 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head and Bluffton, South Carolina and Savannah, Georgia. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Mr. Trask serves as Chair of the Technical College of the Lowcountry Foundation, Inc. Mr. Trask also serves as Chair of South Carolina Bankers Association's community Bankers Council. Mr. Trask is a fellow of the Liberty Fellowship Class of 2009.

Michelle M. Pennell
Chief Financial Officer



Michelle M. Pennell, 43, is our chief financial officer and executive vice president. Ms. Pennell has been a resident of the low country area for over 17 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the Bank in January 2006 and was promoted to her current position in May 2006. She served as the Vice President and Treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991—1998. In addition, Ms. Pennell has substantial experience in many levels of accounting and finance across the hotel/restaurant, retail and non-profit sectors. She has participated in a variety of leadership positions in community organizations over the years. She is a graduate of Hilton Head / Bluffton Chamber of Commerce Leadership Program.

Todd D. Hoke
Chief Credit Officer



Todd D. Hoke, 38, has served as the Bank's chief credit officer and executive vice president since the Bank's opening in 2006. From 2004 to 2005, he was the Vice President of Commercial Lending for the Hilton Head Island branch of Carolina First charged with managing a substantial commercial loan portfolio. Prior to that, he was the Assistant Vice President for the Bluffton branch of BB&T. Mr. Hoke began his employment with BB&T in 1999 and his responsibilities included establishing infrastructure and developing business for BB&T's de novo Bluffton branch. From 1996 to 1999, Mr. Hoke was employed by the Wachovia Corporation in Hilton Head Island starting as a commercial credit analyst and was promoted to commercial lender. He received his Bachelor of Science degree in business administration from Bowling Grreen State university in Ohio. He is alsoa graduate of the Risk Management Association's Advanced Commercial Lending School. Mr. Hoke has been a resident of the low country area for over 15 years. He is a graduate of Hilton Head Island / Bluffton Chamber of Commerce Leadership Program. Mr. Hoke is also the Treasurer for the Hilton Head Island Business Network International Chapter.

Karen B. Sprague
Chief Operations Officer



Karen B. Sprague, 39, is our chief operations officer and executive vice president. Ms. Sprague has been a resident of the low country area since 1993. Ms. Sprague joined the Bank in September 2005 during its formation phase. Prior to that, she served as Branch Manager of the Hilton Head Island branch of First Federal from 2001—2001. From 1993—2005, She served Liberty Savings Bank in various capacities ending as Assistant Vice President and Sales Manager. Ms. Sprague earned her Bachelor of Arts degree in Sociology from The College of Wooster in Ohio. She is past President of the Zonta Club of Hilton Head Island. She currently serves on the South Carolina Bankers Association Disaster Recovery Committee and is Chairman of the Bluffton High School Career and Technolgoy Committee. Ms. Sprague is a graduate of Hilton Head Island/ Bluffton chamber of Commerce Leadership Program.

Atlantic Bancshares, Inc.

NOTES


atlantic®
community bank

It's your money. It's your bank.



one sheridan park circle
post office box 3077
bluffton, south carolina 29910

phone: 843.815.7111
fax: 843.815.7112



one corpus christie place, suite 108
executive center
hilton head island, south carolina 29928

phone: 843.785.3400
fax: 843.785.3350